January 15, 2015

Via EDGAR

Mr. Tom Kluck Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549-6010

Re:	CatchMark Timber Trust, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 13, 2014 File No. 001-36239
Dear Mr. Kluck:
This letter responds to the comments provided by the staff of the Division of Corporation Finance on December 31, 2014 relating to the Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed by CatchMark Timber Trust, Inc. (“CatchMark” or the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2014. For your convenience, we have set forth below your comments followed by the relevant response.
Timber Agreements, page 4
1.Comment:    In future Exchange Act periodic reports, please disclose the specified prices at which Mead Westvaco will purchase timber and the volume of future contractual commitments per year.

Response: As discussed with the staff on January 13, 2015, the Company no longer includes disclosure regarding the price paid by its subsidiary, CatchMark Timber TRS, Inc., a taxable REIT subsidiary, to CatchMark to harvest its timber pursuant to the master stumpage agreement because the payments made pursuant to that agreement are made on an intercompany basis and do not impact the Company’s consolidated financial statements. In addition, the Company believes that investors could misinterpret that price as the price paid by MeadWestvaco to the Company. As discussed with the staff, the Company describes on page 4 of the Form 10-K how the prices paid by MeadWestvaco to the Company for its timber are calculated.

Mr. Tom Kluck
January 15, 2015

In future periodic reports filed by the Company pursuant to the Securities Exchange Act of 1934, as amended, the Company will disclose minimum volume that MeadWestvaco is required to purchase for the current year. For example, the Company will disclose in its Annual Report on Form 10-K for the year ended December 31, 2014 the minimum volume of timber to be purchased during the year ended December 31, 2015. The amounts for future years have not yet been determined.

Item 11. Executive Compensation, page 52
Compensation Discussion and Analysis, page 52
2.Comment:    You state that the compensation committee retained FPL as its compensation consultant to, among other things, provide benchmarking analysis for executive compensation. To the extent that you benchmark compensation, you are required to detail the nature of any benchmarking and identify the companies that comprise the peer group. See Item 402(b)(2)(xiv) of Regulation S-K. Provide us with sample disclosure and confirm that you will provide similar disclosure in future Exchange Act periodic reports.

Response: In future filings with the Commission that require disclosure pursuant to Item 402 of Regulation S-K, the Company will include disclosure substantially the same as the disclosure included in Exhibit A hereto.

Mr. Tom Kluck
January 15, 2015

Item 13. Certain Relationships and Related Transaction, and Director Independence, page 63
3.Comment:    Please tell us how you determined that the company should disclose only the monthly base rent and monthly payments for transition consulting services rather than the aggregate amount of payments based on Instruction 3(a) to Item 404(a) of Regulation S--K.

Response: In future filings, the Company will include the aggregate amount of any periodic or installment payments as provided in Instruction 3(a) to Item 404(a) of Regulation S-K.

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian M. Davis
Brian M. Davis
Senior Vice President, Chief Financial Officer, and Treasurer

cc:	Alston & Bird, LLP Lesley H. Solomon Rosemarie A. Thurston

Exhibit A

Disclosure Regarding FPL and Market Assessment

To assist in evaluating our compensation practices, in 2014, the Compensation Committee engaged FPL Associates L.P. (“FPL”) to provide a competitive analysis of compensation levels for our named executive officers. Specifically, our compensation committee worked with FPL to establish our peer group, and FPL conducted a competitive market assessment of the compensation elements for each of our named executive officers, compared to our peer group. In setting compensation levels for our named executive officers, our compensation committee considers various factors - each as discussed in greater detail below in this CD&A - and does not target any element of compensation at a particular percentile or percentile range of the peer group data. Rather, our compensation committee uses this information as one input in its decision-making process.

In determining the appropriate component companies for our peer group, our compensation committee and FPL focused on (i) timber-focused REITs; (ii) companies - both REITs and natural resources-based companies - of comparable size overall; and (iii) REITs that have recently conducted an initial public offering that have also experienced a sharp growth trajectory. The table below shows information for our 2014 peer group, all of which have fiscal years ending on December 31, with the exception of Universal Forest Products, whose fiscal year ends on the last Saturday of the calendar year.

Company	Market Capitalization[1] ($M)
CatchMark 2014
Peer Group
AmREIT, Inc.
Armada Hoffler Properties, Inc.
Deltic Timber
Excel Trust, Inc.
Forestar Group
Physicians Realty Trust
Pope Resources
Potlatch Corporation
Rayonier Inc.
St. Joe Company
STAG Industrial, Inc.
Summit Hotel Properties, Inc.
Universal Forest Products

1 For purposes of this table, Market Capitalization was calculated based on closing price and total shares outstanding as of December 31, 2014.